March 4, 2014

Via E-mail
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:    Besra Gold, Inc.
    Form 20-F for the Fiscal Year Ended June 30, 2013
    Filed September 18, 2013
Form 6-K Filed December 5, 2013
    File No. 000-52324

Dear Ms. Jenkins:

As requested in your letter to Besra Gold, Inc. (the “Company”) dated February 18, 2014, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 20-F for the Fiscal Year Ended June 30, 2013
5A. Operating Results, page 58
Operating Review, page 58

1. We note your response to comment two of our letter dated January 14, 2014. We re-issue the comment. Please amend your Form 20-F to include the Item 10(e) of Regulation S-K disclosures on non-IFRS Measures. Refer to General Instruction C(e) of Form 20-F.

Our response: the Item 10(e) of Regulation S-K disclosures on non-IFRS Measures has now been added. See the additional disclosure in the Amended Form 20-F.

Cost of sales, page 58
2. We note your response to comment three of our letter dated January 14, 2014. We re-issue the comment. Please amend your filing to provide an expanded disclosure that clearly describes the nature and calculation of each of the adjustments included in the all-in sustaining costs per ounce and a discussion of the underlying reasons for the significant reduction in these costs from period to period.

Our response:
We have now included a reconciliation of the differences between the non-IFRS financial measure and the most directly comparable financial measure presented in accordance with IFRS. A discussion of the underlying reasons for changes in All-in sustaining costs quarter-over quarter and year-over-year has been added.

Phuoc Son Gold Project, Vietnam, page 59
3. We note from your proposed disclosure in response to comment five of our letter dated January 14, 2014 that you discuss the changes between a period of 12 months in 2013 and compare it to a period of six months in 2012. Please provide us with proposed disclosure and amend your filing to include a discussion of material changes from year to year as required by Item 5 of Form 20-F.

Our response:
As already disclosed on page 59, in 2011 and most of the period ended June 30, 2012 the Company was mining the higher grade Bai Dat resource at Phuoc Son. In July 2013 the Company launched production at its Bai Go mine. Management considers that year-over-year costs are not comparable due to mining from different mines and utilising different mining methods in the comparative periods (year over year and quarter to same quarter last year). We have added a note clarifying the above in our discussion of operations at Phuoc Son.

Cash from Operating Activities, page 65
4. We note your response to comment eight of our letter dated January 14, 2014. Please revise to discuss the underlying reason for the increase of your operating cash flows from $5,105,144 for the six months ended June 30, 2012 to $13,476,863 for the 12 months ended June 30, 2013. Please explain why discussing the six-month period is comparable to the discussion of the 12-month period and revise to discuss material changes from year to year.

Our response:
A discussion of the underlying reasons for the increase in cash from operating activities year-over-year has been added.

Item 17: Financial Statements
5. We have considered your response to comment 12 of our letter dated January 14, 2014. However, we continue to believe that you need to amend your Form 20-F for the fiscal year ended June 30, 2013 to include an additional period of audited financial statements to comply with the three year requirement pursuant to Item 8.A.2 of Form 20-F.

Our response: We acknowledge your comment. Any changes to the financial statements would require additional audit fees and fees from re-filing in Canada and Australia (Company's major listing jurisdictions) where such extra year is not required. On the grounds of passage of time, that the 2010 amounts are going back four years, and that our December 31, 2010 IFRS statements are currently readily available on EDGAR, we seek acceptance that we not amend for the additional comparative year at this time. For June 30, 2014, our 20-F will include the 2011 comparative figures.

Revenue Recognition, page 73
6. We note from your response to comment 15 of our letter dated January 14, 2014 that your revenue from a New York gold trader is recognized in accordance with the contract. Please describe the contract and provide us the disclosure you plan to include in your accounting policy for revenue.

Our response:
In accordance with the contract with Buyer ownership of the gold becomes vested in Buyer as of the date that the agreed upon price multiplied by the agreed upon percentage of the estimated quantity is paid to Seller. We consider the above terms do not contradict to the current policy: Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

We will add "These conditions are generally satisfied when ownership title passes to Buyer" in our financial statements for the year ending June 30, 2014.

Closing Comments
We hereby confirm to you the Company’s acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As a result of our financial position, we are in the process of capital raising, a process that may take some weeks. An amended Form 20-F, including changes to our financial statements, will require EY to reissue their audit opinion and provide consent. At this time we have not fully settled fees due EY for last year’s audit and don’t expect to be in a position to settle these overdue fees until mid - late May 2014. Until such time as the fees are settled, we have been advised by EY that is unable to perform the necessary audit procedures for independence reasons.

Considering the delay in re-filing of 2013 Form 20-F until early June 2014 to allow E&Y to perform necessary procedures to re-issue their audit report and issue new consent and that cost to the issuer outweighs the benefit to the marketplace, we request that we be permitted to correct the above in on our 2014 year-end filings which will only be a few months away.

We look forward to hearing from you. If you have any further questions, please do not hesitate to contact me at +64 (9) 912-1757.

Sincerely,
Besra Gold, Inc.

Signed: “S. Jane Bell”
_______________________
Jane Bell
Chief Financial Officer

5A.	Operating Results
Operating Review

	3 months	3 months	12 months	6 months	12 months	12 months
US$	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Sales *	22,244,500	6,725,015	82,772,713	34,552,265	47,976,630	35,986,013
Costs of sales	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966	13,123,584
Gross margin	8,986,230	3,926,062	39,128,456	19,723,825	25,069,664	22,862,429

Earnings before finance costs, income tax, depreciation, amortization and impairments	3,665,904	(100,330)	16,112,826	8,762,644	7,809,863	7,747,717

Non-IFRS Measures
Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966	13,123,584
Gold sold (oz)	15,800	4,211	52,195	20,711	29,249	29,186
Operating cash cost per ounce sold (US$)(1)	839	665	836	716	783	450

Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966	13,123,584
Inventory adjustment	1,072,569	5,180,344	6,914,872	1,321,259	8,243,703	5,981,304
Total production costs	14,330,839	7,979,297	50,559,129	16,149,699	31,150,669	19,104,888
Gold produced (oz)	18,481	7,838	60,187	20,362	42,868	33,243
Operating cash costs per ounces produced (US$)(2)	775	1,018	840	793	727	575

All-in sustaining costs(3)	1,218	1,563	1,326	1,300	1,187	1,065

Operating data
Ore milled (tonnes)	152,316	72,115	520,154	143,658	236,281	138,779
Grade (g/t Au)	4.10	4.07	3.91	5.38	6.97	9.35
Average recovery (%)	92	83	92	82	81	80
Average realized price (US$)	1,408	1,597	1,586	1,668	1,640	1,233
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. ~~Refer to the Non-IFRS Measures section of the Company's MD&A.~~ The measure is calculated by dividing Cost of Sale presented under IFRS by ounces of gold sold during the period.

2.
Cash operating cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. ~~Refer to the Non-IFRS Measures section of the Company's MD&A~~ The measure is calculated by dividing production costs by ounces of gold produced during the period.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section ~~of the Company's MD&A~~. for reconciliation with the most directly comparable financial measure presented in accordance with IFRS.

Sales
Gold sales amounted to 15,800 ounces during the quarter ended June 30, 2013 (4,211 ounces in the same quarter ended June 30, 2012) at an average realized price per ounce of US$1,408 (US$1,597 - average price per ounce in the same quarter ended June 30, 2012).
During the year ended June 30, 2013, revenue increased to US$82,772,713 compared with US$34,552,265 and US$47,976,630 in the six months ended June 30, 2012 and the year ended December 31, 2011. Gold sales amounted to 52,195 ounces during the year ended June 30, 2013 (20,711 and 29,249 ounces in the six months ended June 30, 2012 and year ended December 31, 2011) at an average realized price per ounce of US$1,586 (US$1,668 and US$1,640 - average price per ounce in the six months ended June 30, 2012 and year ended December 31, 2011). The increase in ounces produced is attributable to the higher production capacity achieved at the Phuoc Son plant which demonstrated capability to process more than 1,100 tonnes per day. In 2011 the Company was mining the higher grade Bai Dat resource at Phuoc Son. The effect of abnormal ground conditions at Bai Dat in the quarter ended June 30, 2012 resulted in significant interruption to production. Stabilization activities through the installation of active ground support at Bai Dat were completed in the quarter ended March 31, 2013 and production resumed. Bai Dat gold production amounted to 7,477 ounces in the year ended June 30, 2013. The Bong Mieu plant upgrade was completed in the second half of the 2012 calendar year, which resulted in higher metal recoveries and a significant reduction in reagent consumption.
Cost of Sales
~~During the quarter ended the Company managed to reduce all-in sustaining costs to US$1,218 from US$1,563 in the same comparable quarter last year. During the quarter ended June 30, 2013 the Company managed to reduce cash operating costs to US$775 from US$1,018 in the same comparable quarter last year.~~

Cost of sales consists of production costs adjusted for a change in inventory balances and cost of gold used to settle gold loan.

During the year ended June 30, 2013 cost of sales increased to US$43,644,257 from US$14,828,440 and 22,906,966 in the six months ended June 30, 2012 and the year ended December 31, 2011. Cost of sales increased as a percentage of sales primarily due to the higher mining costs per ounce produced as a result of the change in grade with moving to the Bai Go project at Phuoc Son. ~~Costs per tonne milled has reduced at both Bong Mieu and Phuoc Son.~~ Cost of sales at Bong Meiu remained consistent compared 6 months ended June 30, 2012 and increased compared to the year ended December 31, 2011 due to increase in quantities of gold sold.

Costs per tonne milled has reduced at both Bong Mieu and Phuoc Son.
NON-IFRS MEASURES
The Company has included non-IFRS measures for “Operating cash cost per gold ounce sold”, "Operating cash cost per gold ounce produced" and “All-In Sustaining Costs” in this 20-F to supplement its financial statements which are presented in accordance with IFRS. Operating cash costs per ounce sold is calculated by dividing Cost of Sales by gold ounces sold for the relevant period. Production costs consists of cost of sales adjusted for a change in inventory balances and cost of gold used to settle gold loan. Operating cash costs per ounce produced is calculated by dividing Production Costs by gold ounces produced for the relevant period.
All-in sustaining costs per ounce produced includes operating cash costs, plus a share of corporate administration costs and share-based payment expenses related to Company's operations in Vietnam, plus sales based taxes and government fees, plus an annualized estimate of sustaining capital and exploration expenditure, divided by gold ounces produced for the relevant period. It excludes corporate income tax, reclamation and remediation costs.
The following is a reconciliation of total All-in-costs from continuing operations, as a non-IFRS measure, to the nearest comparable IFRS measure, cost of sale from continuing operations:

	3 months	3 months	12 months	6 months	12 months	12 months
US$	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966	13,123,584
Inventory adjustment / Cost of gold used to settle gold loan	1,072,569	5,180,344	6,914,872	1,321,259	8,243,703	5,981,304
Total production costs	14,330,839	7,979,297	50,559,129	16,149,699	31,150,669	19,104,888
Gold produced (oz)	18,481	7,838	60,187	20,362	42,868	33,243
Operating cash costs per ounces produced (US$)	775	1,018	840	793	727	575
Add costs to calculate All-in Sustaining Costs (per oz):
- Royalties	144	111	176	146	149	144
- Environmental fees	71	73	71	59	—	—
- Allocated corporate general and administrative expenses	72	121	71	106	135	162
- Allocated share-based compensation	10	93	22	49	30	37
- Sustaining capital and exploration	146	147	146	147	146	147
All-in sustaining costs(3)	1,218	1,563	1,326	1,300	1,187	1,065

During the quarter ended June 30, 2013 the Company managed to reduce cash operating costs to US$775 from US$1,018 in the same comparable quarter last year. The effect of abnormal ground conditions at Bai Dat in the quarter ended June 30, 2012 resulted in significant interruption to production which affected operating cash costs in that quarter. Stabilization activities through the installation of active ground support at Bai Dat were completed in the quarter ended March 31, 2013 and production resumed which resulted in lower costs per ounce of gold.
During the quarter ended June 30, 2013 the Company managed to reduce all-in sustaining costs to US$1,218 from US$1,563 in the same comparable quarter last year. The quarter to quarter last year reduction of all-in costs was primarily due to cost saving program implemented by the management after the April decrease in the gold prices and lower share-based compensation costs due to the timing and expiry of options.
The operating cash costs and all-in sustaining costs increased year over year due to lower grade of production at both Phuoc Son and Bong Meiu plants. To meet Group's production targets plants milled more tonnes of ore which negatively affected production costs per ounce of gold, total operating cash costs and all-in sustaining costs, respectively. During the year ended June 30, 2013 royalty costs increased to $176 from $146 during the six months ended June 30, 2012 due to mainly a decrease in produced gold in the respective periods which was a direct result of a decreased grade to 3.91g/t from 5.38g/t offset by an increase in recovery to 92% from 82%.
The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The World Gold Council released on June 27, 2013 guidance regarding the non-GAAP measures “All-In Sustaining Costs” and “All-In Costs” it recommends that its members adopt. The Company is reviewing the recommended measures and assessing their impact. The Company may modify the calculation of its “all-in sustaining cost” measure to conform to the industry’s standard following its review.

Phuoc Son Gold Project, Vietnam
The Company pays the Vietnam Government a royalty equal to 15% of the sales value of gold production in Vietnam from Phuoc Son.
A summary of Besra's operating results at Phuoc Son is provided below:

	3 months	3 months	Change	3 months	12 months	6 months	12 months
	Mar 31, 2013	Jun 30, 2013	(%)	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Financial Data (US$)
Gold sales	13,869,750	13,195,900	(5)	2,007,861	56,514,959	25,046,282	32,136,649
Cost of sales*	6,392,812	8,685,159	36	1,588,113	28,852,400	7,357,872	10,570,861
Royalties	1,782,582	2,154,260	21	713,044	8,570,684	3,959,557	5,869,085
Environment fees	866,376	879,781	2	284,599	2,915,597	563,827	—
Depreciation and amortization	3,411,892	4,843,476	42	3,812,421	14,980,053	8,058,260	9,391,203
Earnings from mine operations	1,416,088	(3,366,776)	(338)	(4,390,316)	1,196,225	5,106,766	6,305,500

Operating Data
Ore milled (tonnes)	97,907	96,796	(1)	34,451	336,217	63,812	87,528
Grade (g/t Au)	3.30	4.77	45	4.50	4.31	7.47	11.00
Mill recoveries (%)	94	94	—	91	94	93	92
Gold produced (oz)	9,717	13,976	44	4,549	43,698	14,301	29,726
Operating cash cost per ounce produced(1)	911	700	(23)	641	783	524	520
Ounces sold (oz)	8,550	9,310	9	1,194	35,313	15,013	19,423
Operating cash cost per ounce sold(2)	748	933	25	1,330	817	490	544
All-in sustaining costs(3)	1,253	1,051	(16)	1,236	1,287	1,190	1,023
Realized gold price	1,622	1,417	(13)	1,682	1,600	1,668	1,655

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	6,392,812	8,685,159	36	1,588,113	28,852,400	7,357,872	10,570,861
Inventory adjustment	2,458,099	1,280,573	n/a	(3,988,768)	5,361,473	140,514	4,885,127
Total costs of ore produced	8,850,911	9,781,367	11	2,916,073	34,213,873	7,498,386	15,455,988
Mining	40.02	41.35	3	43.24	41.74	50.50	53.87
Processing	32.83	33.53	2	25.41	35.45	39.41	59.56
Mine Overheads	16.52	19.64	19	15.99	19.69	27.60	63.16
Total cost per tonne of ore	89.37	94.52	6	84.64	96.88	117.51	176.59
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce produced includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce sold includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Key financial information on the Phuoc Son project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	8,243,659	14,459,319
Property, plant and equipment	15,635,904	27,098,950

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	1,335,057	1,141,194	4,801,604	3,423,955	5,826,577
Expenditure on property, plant and equipment	1,575,053	540,546	2,235,529	774,741	8,832,610

Production and Operating Statistical Results

Phuoc Son Process Plant
Production during the quarter ended June 30, 2013 increased compared to the same quarter last year due to increased plant capacity (resulted in 2.8 times more milled ore), higher recovery achieved and better grade. Production during the year ended June 30, 2013 increased compared to the period ended June 30, 2012 and December 31, 2011 due to increased plant capacity (resulted in more milled ore) and higher recovery achieved. The increase was partially offset by decreased grade which reduced to 4.31 g/t in the year ended June 30, 2013 from 7.47 g/t and 11.00 g/t in comparative periods ended June 30, 2012 and December 31, 2011, respectively.
~~During the quarter ended June 30, 2013 the 44% increase in gold production compared to the previous quarter is due to~~
~~the higher feed grades - 4.77 g/t Au in the quarter ended June 30, 2013 compared with 3.3 g/t Au during the previous quarter~~
~~ended March 31, 2013).~~
In 2011 and most of the period ended June 30, 2012 the Company was mining the higher grade Bai Dat resource at Phuoc Son. The effect of abnormal ground conditions at Bai Dat in the quarter ended June 30, 2012 resulted in significant interruption to production. Stabilization activities through the installation of active ground support at Bai Dat were completed in the quarter ended March 31, 2013 and production resumed. Bai Dat gold production amounted to 7,477 ounces in the year ended June 30, 2013.
During the quarter ended June 30, 2013 the 44% increase in gold production compared to the previous quarter is due to the higher feed grades - 4.77 g/t Au in the quarter ended June 30, 2013 compared with 3.3 g/t Au during the previous quarter ended March 31, 2013).
During the year ended June 30, 2013 costs per tonne mined and milled have reduced to US$96.88 compared with US$117.51 and US$176.59 in the six months ended June 30, 2012 and the year ended December 31, 2011.
Mining cost per tonne was $41.74 for the 12 months ending June 30, 2013, 18% less than $50.50 for the 6 month FY of 2012, as a result of a substantial increase in the total tonnes of ore and waste mined, which decreases the per tonne cost of fixed charges. As well as a CPT decrease in fuel and explosives.
Processing cost per tonne of ore of $35.45 for the 12 months ending June 30, 2013, was 10% less than $39.41 for the 6 month FY of 2012. The lower processing costs in 2013 relative to the period of 2012 were the result of lower per unit fuel costs.
Mine overhead costs were $19.69 for the 12 months ending June 30, 2013, 29% less than $27.60 for the 6 month FY of 2012, as a result of cost savings related to food. In 2013, PSG hired an expatriate to run the food and beverage for the mine site.
Continuous focus on improvement of the plant throughput resulted in the daily record being surpassed five times across the quarter, reaching 1,612 tonnes per day on May 24, 2013.
As referred above in 2011 and most of the period ended June 30, 2012 was mining the higher grade Bai Dat resource at Phuoc Son. In July 2013 the Company launched production at Bai Go mine. Management considers that year-over-year costs are not comparable due to mining in different mines using different mining methods.
Bai Dat
Total ore milled during the quarter ended June 30, 2013 is 17,845 tonnes at 8.25 g/t Au. This is a 248% increase in tonnage and 62% increase in grade compared to the previous quarter. The improvement is due to the extraction of high grade pillars and remnant ore from three working areas. Total development advance is 129 meters.
Concurrent with the mining activities at Bai Dat B45/46 and at Level 1, installation of ground supports (cribsets, pre-stressed stulls, hydrabolts and friction bolts) continued through the period.
Bai Go
Total ore milled was 78,951 tonnes at 3.99 g/t Au. This is a 15% decrease in tonnage and 25% increase in grade compared to the previous quarter. Total development advance was 1,239 meters, a 40% decrease compared to the previous quarter. The Bai Go decline was suspended after reaching 420 elevation to prioritize ore production.
The first cable bolts were successfully installed at L3 Drift North, which will allow safe extraction of ore by open stoping.
Commissioning of Bai Go Cemented Aggregate Fill backfilling setup in May 2013 allowed for mining of over 3,000 tonnes of high grade ore. Cemented Rock Fill backfilled headings account for 29% of Bai Go's production.

Phuoc Son General
The daily ore mined record was broken four times across the quarter, reaching 1,828 tonnes on June 21, 2013; weekly ore mined record was broken five times and reached 11,313 tonnes in the last week of June; record monthly ore mined of 45,970 tonnes was achieved in June; and the quarterly ore mined record of 109,004 tonnes was achieved in the quarter ended June 30, 2013.
Improvement in mobile equipment availability through training programs and management was achieved during the quarter ended June 30, 2013.
In May 2013 there was a roadblock which resulted in reduced production at the Phuoc Son Gold Project for five days. Besra successfully negotiated with the local hamlet, commune and district authorities for the opening of this roadblock. Dialog with community and government entities to improve relations is ongoing.
Bong Mieu Gold Project, Vietnam

A summary of Besra's operating results at Bong Mieu is provided below:

	3 months	3 months	Change	3 months	12 months	6 months	12 months
	Mar 31, 2013	Jun 30, 2013	(%)	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Financial Data (US$)
Gold sales	5,942,750	9,048,600	52	4,717,154	26,257,754	9,505,983	15,839,981
Cost of sales*	4,354,885	4,573,111	5	3,885,368	14,791,857	7,470,568	12,336,105
Royalties	167,847	205,186	22	156,657	733,944	305,316	524,118
Environment fees	294,652	362,842	23	289,833	1,224,578	639,230.07	—
Depreciation and amortization	1,626,073	898,889	(45)	2,710,073	4,442,180	3,734,675	3,785,709
Earnings from mine operations	(500,707)	3,008,572	(701)	(2,324,777)	5,065,195	(2,643,806)	(805,951)

Operating Data
Ore milled (tonnes)	53,483	55,520	4	37,664	183,937	79,846	148,753
Grade (g/t Au)	2.58	2.83	10	3.56	3.19	3.19	3.69
Mill recoveries (%)	87	89	2	76	87	74	74
Gold produced (oz)	3,872	4,506	16	3,290	16,489	6,061	13,142
Operating cash cost per ounce produced(1)	1,085	1,010	(7)	1,539	991	1,427	1,194
Ounces sold (oz)	3,650	6,490	78	3,017	16,882	5,698	9,826
Operating cash cost per ounce sold(2)	1,193	705	(41)	1,288	876	1,311	1,255
All-in sustaining costs(3)	1,480	1,393	(6)	2,035	1,381	1,931	1,533
Realized gold price	1,628	1,394	(14)	1,564	1,555	1,668	1,612

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	4,354,885	4,573,111	5	3,885,368	14,791,857	7,470,568	12,336,105
Inventory adjustment	(152,647)	(23,639)	n/a	1,177,856	1,553,399	1,180,745	3,358,577
Total costs of ore produced	4,202,238	4,549,472	8	5,063,224	16,345,256	8,651,313	15,694,682
Mining	54.66	49.82	(9)	66.59	54.06	45.99	37.20
Processing	22.86	25.04	10	37.53	24.85	37.89	41.49
Mine Overheads	17.33	24.34	40	30.31	25.89	24.47	26.82
Total cost per tonne of ore	94.85	99.20	5	134.43	104.80	108.35	105.51
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce produced includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce sold includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Key financial information on the Bong Mieu project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	5,248,718	6,145,341
Property, plant and equipment	406,499	1,531,538

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	381,295	470,224	1,264,230	1,368,621	4,454,018
Expenditure on property, plant and equipment	73,586	373,067	1,088,430	634,918	926,252

Production and Operating Statistical Results
Bong Mieu Process Plant
Production during the quarter ended June 30, 2013 increased compared to the same quarter last year due to higher recovery and better grade. Production during the year ended June 30, 2013 increased compared to the period ended June 30, 2012 and December 31, 2011 due to increased plant capacity (resulted in more milled ore) and higher recovery achieved. The increase in production was partially offset by the decrease in grade which reduced to 3.19 g/t in the year ended June 30, 2013 and June 30, 2012 from 3.69 g/t in the comparative periods ended and December 31, 2011, respectively. The Bong Mieu plant upgrade was completed in the second half of the 2012 calendar year, which resulted in higher metal recoveries and a significant reduction in reagent consumption.
During the year ended June 30, 2013 costs per tonne mined and milled have also reduced to US$104.80 compared with US$108.35 for the six months ended June 30, 2013 and US$105.51 for the year ended December 31, 2011.
During the quarter ended June 30, 2013, 4,506 ounces of gold were produced, a 16% increase compared to the previous quarter. Historically stockpiled low grade Ho Gan open-pit ore was used to feed the mill when capacity allowed.
Mining cost per tonne was $54.06 for the 12 months ending June 30, 2013, 18% higher than $45.99 for the 6 month FY of 2012, as a result of significant fleet maintenance in Q1 of 2013.
Processing cost per tonne of ore were $24.85 for the 12 months ending June 30, 2013, or 34% less than $37.89 for the 6 month FY of 2012. Lower processing costs were the result of a change in process which caused production consumables to decrease as well as fuel.
The daily mill throughput record was broken twice during the quarter, reaching 682 tonnes on June 28, 2013. The monthly mill throughput record was set in May with 18,854 tonnes.
Nui Kem
Total ore milled at Nui Kem is 55,520 tonnes at 2.83 g/t Au. The tonnage increased 4% compared to the previous quarter.
Lateral drive advance is 194 meters compared to the previous quarter's 250 meters. Vertical drive advance was 358 meters compared to the previous quarter's 162 meters.
The Company commenced driving of L24 decline during the quarter ended June 30, 2013.
Bong Mieu General
Besra security, Viet Ha and local police conducted 14 seizures against illegal mining operations in the Nui Kem and Ho Gan areas.
Preparation of the Ho Ray and Thac Trang feasibility study is ongoing and scheduled for completion in September 2013.
Bau Gold Project, Malaysia
Key financial information on the Bau project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	14,618,741	10,663,853
Property, plant and equipment	120,916	139,248

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	974,138	1,755,348	3,923,275	3,137,451	5,537,081
Expenditure on property, plant and equipment	51,933	41,146	103,107	60,846	80,858

5.A.2	Financial Review

(US$)	3 months	3 months	12 months	6 months	12 months
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Sales	22,244,500	6,725,015	82,772,713	34,552,265	47,976,630

Costs of sales*	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Royalty expense	2,359,446	869,701	9,304,628	4,264,873	6,393,203
Environmental fees	1,242,623	574,432	4,140,175	1,203,057	—
Corporate and administrative expenses	1,325,832	1,313,824	6,625,914	3,743,652	8,919,587
Share-based compensation	278,431	1,055,411	2,012,549	1,462,071	1,277,892
Exploration costs	113,994	213,024	932,364	287,528	669,119
	18,578,596	6,825,345	66,659,887	25,789,621	40,166,767

Earnings before finance costs, income tax, depreciation, amortization and impairments	3,665,904	(100,330)	16,112,826	8,762,644	7,809,863

Depreciation and amortization	6,261,469	6,592,289	20,749,097	11,922,054	13,410,876
Impairment charge	14,030,768	12,812,162	14,030,768	12,812,162	—
Finance charges	(718,206)	(4,540,905)	4,939,108	930,104	(11,678,462)
	19,574,031	14,863,546	39,718,973	25,664,320	1,732,414

Income/(loss) for the period before income tax	(15,908,127)	(14,963,876)	(23,606,147)	(16,901,676)	6,077,449
Income tax expense	567,703	(487,129)	1,696,882	1,399,391	4,180,557
Total comprehensive income/(loss) for the period	(16,475,830)	(14,476,747)	(25,303,029)	(18,301,067)	1,896,892
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

Royalty Expenses
During the year ended June 30, 2013 royalty expenses increased to US$9,304,628 from US$4,264,873 and US$6,393,203 in the six months ended June 30, 2012 and the year ended December 31, 2011 due to increased sales in the respective periods.
Environmental Fees
During the year ended June 30, 2013 environmental fees increased to US$4,140,175 from US$1,203,057 in the in the six months ended June 30, 2012. The fee was introduced in January 2012 and is based on volume of ore mined.
Corporate and Administrative Expenses
Administrative costs include corporate expenses and other costs that do not pertain directly to operating activities.
Share-Based Compensation
Share-based compensation expense recognized for stock options during the year ended June 30, 2013 amounted to US$2,012,549 (six months ended June 30, 2012 - US$1,462,071 and the year ended December 31, 2011 - US$1,277,892, respectively). During the year ended June 30, 2013 12,442,500 options were issued to directors, officers, employees and consultants of the Company. 4,562,500 options issued during the year ended June 30, 2013 were an inducement to the new key management hired at the beginning of the financial year.
Exploration Costs
During the year ended June 30, 2013, exploration costs increased to US$932,364 compared with US$287,528 and US$669,119 in the six months ended June 30, 2012 and the year ended December 31, 2011. Costs incurred during the year ended June 30, 2013 relate to exploration costs incurred mainly by Kadabra Mining Corp. (US$502,026) and GR Enmore (US$290,597).
Depreciation and Amortization
During the year ended June 30, 2013 depreciation and amortization expense increased to US$20,749,097 from US$11,922,054 and US$13,410,876 in the six months ended June 30, 2012 and the year ended December 31, 2011 due to increased ounces sold, as many of the mining assets are amortized on a unit-of-production basis.

Finance Charges
During the year ended June 30, 2013, six months ended June 30, 2012 and the year ended December 31, 2011 finance charges were as follows:

	3 months	3 months	12 months	6 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Interest on convertible notes and gold-linked loans	920,292	1,063,052	3,952,855	2,158,172	2,348,484
Accretion	1,449,876	1,454,547	5,752,733	2,836,517	4,684,451
Interest expense/(income), net	257,945	(111,481)	1,105,031	(120,881)	147,089
Capital restructure costs	(615,866)	—	3,435,199	—	—
(Gain)/loss on gold loan principal repayments	849,954	1,157,625	2,051,461	1,157,625	(2,305,926)
Derivatives - fair value revaluation	(3,051,682)	(7,321,826)	(10,625,497)	(4,619,530)	(16,351,957)
Foreign exchange gain	(528,725)	(782,822)	(732,674)	(481,799)	(200,603)
Total	(718,206)	(4,540,905)	4,939,108	930,104	(11,678,462)

Capital restructure
In November 2012, 41%, 40% and 90% of the outstanding principal amounts of the 8% senior secured redeemable gold delivery promissory notes due May 31, 2013 (the “Gold Loan” notes), 9% CAD subordinated unsecured convertible redeemable promissory notes due March 26, 2014 and 8% USD unsecured convertible redeemable notes due May 6, 2015 were amended into 8% unsecured Gold-Linked notes due May 6, 2015. Capital restructure expenses amounted to US$4,051,065 and consisted of US$1,754,287 of the increase in face value of the amended gold loan from US$3,827,541 to US$5,581,831, US$2,095,100 of the deferred fees on old debt were expensed upon adoption of extinguishment accounting and US$201,678 of consultant fees.
The amended gold linked note provided the note holders with a right to redeem their notes on May 31, 2013. In May 2013 holders of 38% of the principal amount of the Amended Gold Loan notes chose to exercise their option and settle their principal by delivery of 1,133 gold ounces. A portion of capital restructure expenses related to the November increase in the face value of the amended gold loan in the amount of US$623,183 was reversed and 1,133 gold ounces of the gold-linked notes (at US$1,200 per ounce) in the total value of US$1,359,672 were settled together with the remaining 2,305 gold ounces of the original Gold Loan in May 2013.
Loss on gold loan principal repayment
During the year ended June 30, 2013, loss on gold loan principal repayment amounted to US$2,051,461 compared to a loss of US$1,157,625 in the six months ended June 30, 2012 and gain of US$2,305,926 during the year ended December 31, 2011. The variance is explained by a lower cost per ounce used in valuation of gold inventory in the comparable periods due to higher grade of gold mined.
Revaluation of derivatives
The Group has embedded derivative instruments in its debt finance on the Gold-linked notes, Convertible notes and Gold loan. The components of the gold-linked notes, convertible notes and gold loan that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the consolidated statement of comprehensive income.
Foreign exchange gain
Foreign exchange gain recognized during the year ended June 30, 2013 relates mainly to unrealized foreign exchange gain from revaluation of convertible notes and gold-lined notes denominated in Canadian dollars.

5B.	Liquidity and Capital Resources
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
During the year ended June 30, 2013, the Group incurred a net loss of US$25,303,029. As at June 30, 2013 the Group's current liabilities exceeded its current assets by US$21,337,451. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. Company's future contractual liabilities amounted to US$19,875,073 as at June 30, 2013 (See Part 5F of this document).

As at June 30, 2013, the cash and cash equivalents' balance was US$4,062,045 compared to US$3,397,728 as at June 30, 2012.
Working Capital
As at June 30, 2013, the working capital deficit amounted to US$11,614,243.

(US$) As at	Jun 30, 2013	Jun 30, 2012
Inventories	12,224,852	11,295,411
Tax and other receivables	1,975,955	1,614,115
Prepaid expenses	1,614,240	2,605,304
Trade and other payables	(27,429,290)	(15,196,243)
Net Working Capital	(11,614,243)	318,587
As at June 30, 2013 trade and other payables were presented by:

US$ As at	Jun 30, 2013	Jun 30, 2012
Trade payables	10,832,636	5,944,394
Taxes and government fees payable	12,685,228	3,549,771
Accruals and other payables	3,911,426	5,702,078
Total	27,429,290	15,196,243

The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
Cash Flow Summary
The following table summarizes the Company's consolidated cash flows and cash on hand.

	3 months	3 months	12 months	6 months	12 months
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Net cash provided by operating activities	6323006 ~~(7,707,762)~~	(3,440,881)	13,476,863	5,105,144	2,838,026
Net cash used in investing activities	(4,437,274)	(4,400,173)	(16,542,668)	(12,630,278)	(32,159,742)
Net cash (used in) provided from financing activities	(1,251,924)	2,839,893	3,715,707	2,142,527	34,299,314
Increase/(decrease) in cash and cash equivalents	633808 ~~(13,396,960)~~	(5,001,161)	649,902	(5,382,607)	4,977,598
Net foreign exchange difference	5,164	14,738	14,415	50,087	(352,675)
Beginning cash and cash equivalents	3,764,751	8,384,151	3,397,728	8,730,248	4,105,325
Ending cash and cash equivalents	4,062,045	3,397,728	4,062,045	3,397,728	8,730,248
Cash from Operating Activities
The cash flow of the Company is generated from its two operating entities - Phuoc Son and Bong Mieu. The Company owns 85% of Phuoc Son and 80% of Bong Mieu.
Cash flow provided by operating activities for the quarter ended June 30, 2013 was ~~US$(7,707,762)~~ US$6,323,006 (three months ended June 30, 2012: ~~US$(3,440,881)). Cash flow provided by operating activities for the year ended June 30, 2013 increased to US$13,476,863 compared with US$5,105,144 and US$2,838,026 in the six months ended June 30, 2012 and the year ended December 31, 2011.~~ outflow of US$3,440,881) are the result of better production in the current quarter. The comparable quarter ended June 30, 2013 was affected by the significant interruption to production at Phuoc Son (Bai Dat project).
Cash flow provided by operating activities for the year ended June 30, 2013 increased to US$13,476,863 compared with US$5,105,144 and US$2,838,026 in the six months ended June 30, 2012 and the year ended December 31, 2011 primarily due to an increase in sale to US$82,772,713 from US$34,552,265 and US$47,976,630 due to growth in production. In 2013 the reduced in proportion to sales operating expenses of US$66,659,887 compared to US$25,789,621 and US$40,166,767 in the in the six months ended June 30, 2012 and the year ended December 31, 2011 and delay in payment to certain suppliers and creditors are the key attributes to the increased cash from operating activities.

Investing Activities
During the year ended June 30, 2013, Besra invested a total of US$16,542,668 (six months ended June 30, 2012: US$12,630,278 and year ended December 31, 2011 - US$32,159,742, respectively), US$9,989,109 in deferred exploration and development expenses and US$3,953,559 acquiring property, plant and equipment (six months ended June 30, 2012: US$7,969,936 and US$1,660,342 and year ended December 31, 2011 - US$16,051,003 and US$10,108,738), as follows:

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
(US$) 3 months	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Bong Mieu	381,295	470,224	73,586	373,067
Phuoc Son	1,335,057	1,141,194	1,575,053	540,546
North Borneo Gold	974,138	1,755,348	51,933	41,146
Binh Dinh NZ Gold	—	10,774	—	—
Other	—	—	190,480	67,874
Total	2,690,490	3,377,540	1,891,052	1,022,633

	Deferred Exploration & Development Expenditure			Property Plant & Equipment
(US$) 12 months	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Bong Mieu	1,264,230	1,368,621	4,454,018	1,088,430	634,918	926,252
Phuoc Son	4,801,604	3,423,955	5,826,577	2,235,529	774,741	8,832,610
North Borneo Gold	3,923,275	3,137,451	5,537,081	103,107	60,846	80,858
Binh Dinh NZ Gold	—	39,909	233,327	—	—	—
Other	—	—	—	526,493	189,837	269,018
Total	9,989,109	7,969,936	16,051,003	3,953,559	1,660,342	10,108,738

Financing Activities
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$18,000,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to June 30, 2013 is 8% per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Limited). The carrying amount of the loan was $5,000,000 as at June 30, 2013.
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term was originally six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate was specified at the time of drawdown and may be adjusted upon the notification of the Bank. The interest rate for drawdowns to June 30, 2012 was 5.5% originally and reduced to 4.5% per annum from June 26, 2012. This loan has been fully repaid on June 20, 2013.
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of US$2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawndown could be exercised as required until before 30 Jun 2014. The interest rate currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was US$1,775,051.62 as at June 30, 2013. The bank loan is secured over plant and equipment with a net carrying value of US$8,820,979 (Note 10).
During the year ended June 30, 2013, the Company received US$3,519,833 from a Vietnamese bank and received the first tranche of US$5,000,000 under a new loan agreement from a Vietnamese bank. During the year ended June 30, 2013 the Company repaid US$4,773,374 of borrowings to Vietnamese Banks.
In November 2012 the Company successfully restructured and extended maturity of its current debt by amending its existing convertible and gold loan notes. Following a consent solicitation process undertaken with the applicable note holders, 41%, 40% and 90% of the outstanding principal amounts of the Gold Loan notes, 9% CAD convertible notes and 8% USD convertible notes, were amended into 8% unsecured Gold-Linked notes due May 6, 2015. This allowed the Company to defer the repayment of US$8 million of borrowings associated with former gold loans and convertible notes from May 2013 and March 2014, respectively, to May 2015.